Scott E. Pueschel

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

April 4, 2007

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), enclosed for your review are three copies of Amendment No. 3 to the Registration Statement on Form S-3 (File No. 333-138999) of the Company, relating to the registration under the Securities Act of 1933 of 4,387,360 shares of the Company’s common stock (the “Registration Statement”), which is being filed with the Commission on April 4, 2007. Two of the enclosed copies of Amendment No. 3 have been marked to indicate all changes made to Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission on March 7, 2007.

This Amendment is being filed in response to comments contained in your letter of March 14, 2007 relating to the Registration Statement. These comments, and the responses on behalf of the Company to these comments, are set forth below.

Selling Stockholders, page 17

1.	We note your response to comment 2 of our letter dated February 22, 2007. Please revise to quantify the liquidated damages since the March 9th deadline has passed.

Response to Comment 1:

The Company has revised the Registration Statement to include the requested disclosure.

Mr. H. Christopher Owings

Securities and Exchange Commission

April 4, 2007

Incorporation of Certain Documents by Reference, page 28

2.	Prior to requesting effectiveness of your registration statement, please file your annual report on Form 10-K for the year ended December 31, 2006 and incorporate the report by reference into your filing. Reference is made to Rule 3-12 and Rule 3-01(c) of Regulation S-X.

Response to Comment 2:

The Company has filed its annual report on Form 10-K for the year ended December 31, 2006 and incorporated the report by reference into the Registration Statement.

* * * * * *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing responses are helpful to the Commission in its review of the Registration Statement and the Reports and fully responsive to its comments. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement or the Reports.

Very truly yours,

/s/ Scott E. Pueschel

Scott E. Pueschel

cc:	Mr. Scott Anderegg

Mr. Robert Babula